AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1):

      [X]    MERGER

      [ ]    LIQUIDATION

      [ ]    ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: EXPEDITION FUNDS, ON BEHALF OF EACH OF ITS SERIES:
      EXPEDITION EQUITY FUND, EXPEDITION EQUITY INCOME FUND, EXPEDITION INVESTMENT GRADE BOND FUND, EXPEDITION TAX-FREE INVESTMENT GRADE BOND FUND, EXPEDITION MONEY MARKET FUND AND EXPEDITION TAX-FREE MONEY MARKET FUND. UNLESS ANSWERED SEPARATELY FOR ONE OR MORE SERIES, RESPONSES BELOW APPLY TO ALL SERIES.

3.    Securities and Exchange Commission File No.: 811-05900

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]    Initial Application                [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                               101 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110

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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      JOHN M. FORD
      MORGAN, LEWIS & BOCKIUS LLP
      1111 PENNSYLVANIA AVENUE, NW
      WASHINGTON, DC  20004
      (202) 739-5856

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      COMPASS BANK
      15 SOUTH 20TH STREET
      BIRMINGHAM, AL 35233
      (205) 297-3000

      COMPASS ASSET MANAGEMENT
      2001 KIRBY DRIVE
      HOUSTON, TX  77019
      (713) 831-5525

      WEISS, PECK & GREER INVESTMENTS
      909 THIRD STREET, 32ND FLOOR
      NEW YORK, NY 10022
      (212) 908-9500

      SEI INVESTMENTS GLOBAL FUNDS SERVICES
      ONE FREEDOM VALLEY DRIVE
      OAKS, PA  19456
      (610) 676-1000

8.    Classification of fund (check only one):

      [X]    Management company;

      [ ]    Unit investment trust; or

      [ ]    Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]    Open-end     [  ]    Closed-end

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10.   State law under which the fund was organized or formed (E.G., Delaware,
      Massachusetts):

      MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      COMPASS BANK
      15 South 20th Street
      BIRMINGHAM, AL 35233

      COMPASS ASSET MANAGEMENT
      2001 KIRBY DRIVE
      HOUSTON, TX  77019

      WEISS, PECK & GREER INVESTMENTS
      909 THIRD STREET, 32ND FLOOR
      NEW YORK, NY 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      SEI INVESTMENTS DISTRIBUTION CO.
      ONE FREEDOM VALLEY DRIVE
      OAKS, PA  19456

13.   If the fund is a unit investment trust ("UIT") provide: N/A

      a.     Depositor's name(s) and address(es):

      b.     Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)? N/A

      [ ]    Yes      [ ]   No


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      If Yes, for each UIT state:

             Name(s):

             File No.:  811-_________

             Business Address:

15.   (a)    Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]   Yes    [  ]    No

             If Yes, state the date on which the board vote took place:
             DECEMBER 10, 2004

             If No, explain:


      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]   Yes    [ ]    No

             If Yes, state the date on which the shareholder vote took place:
             FEBRUARY 24, 2005


             If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]    Yes    [  ]    No

      (a) If Yes, list the date(s) on which the fund made those distributions:

             FEBRUARY 25, 2005


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      (b)    Were the distributions made on the basis of net assets?

             [X]    Yes    [ ]   No

      (c)    Were the distributions made PRO RATA based on share ownership?

             [X]    Yes    [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)    LIQUIDATIONS ONLY:

             Were any distributions to shareholders made in kind?  N/A

             [ ]    Yes    [ ]   No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:

      Has the fund issued senior securities?  N/A

      [ ]    Yes    [ ]    No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]    Yes    [ ]    No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]    Yes    [X]    No


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      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

      [  ]   Yes    [X]    No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)    Why has the fund retained the remaining assets?

      (c)    Will the remaining assets be invested in securities?

             [ ]    Yes    [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]    Yes    [X]   No

      If Yes,

      (a)    Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)    List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)    Legal expenses: $161,039.90

             (ii)   Accounting expenses: $3,000.00

             (iii)  Other expenses (list and identify separately):
                    PRINTING/TYPESETTING EXPENSES: $75,000.00
                    PROXY/MAILING TABULATION: $30,000.00


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             (iv)   Total expenses (sum of lines (i)-(iii) above):
                    $269,039.90

      (b) How were those expenses allocated? NO EXPENSES WERE ALLOCATED TO THE FUND IN CONNECTION WITH THE MERGER.

      (c) Who paid those expenses? EXPENSES INCURRED IN CONNECTION WITH THE MERGER WERE BORNE BY COMPASS ASSET MANAGEMENT AND GOLDMAN SACHS ASSET MANAGEMENT, L.P. PURSUANT TO THE TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION.

      (d)    How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]    Yes    [X]    No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]    Yes    [X]    No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]    Yes    [X]    No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)    State the name of the fund surviving the Merger:

             EXPEDITION EQUITY FUND = GOLDMAN SACHS CORE(SM) U.S. EQUITY FUND

             EXPEDITION EQUITY INCOME FUND = GOLDMAN SACHS GROWTH AND INCOME
             FUND


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             EXPEDITION INVESTMENT GRADE BOND FUND = GOLDMAN SACHS CORE FIXED
             INCOME FUND

             EXPEDITION TAX-FREE INVESTMENT GRADE BOND FUND = GOLDMAN SACHS MUNICIPAL INCOME FUND

             EXPEDITION MONEY MARKET FUND = GOLDMAN SACHS FINANCIAL SQUARE PRIME OBLIGATIONS FUND

             EXPEDITION TAX-FREE MONEY MARKET FUND = GOLDMAN SACHS FINANCIAL SQUARE TAX-FREE MONEY MARKET FUND

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-5349

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             File number:      333-120839
             Form Type:        N-14
             Filing Date:      NOVEMBER 30, 2004

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Expedition Funds, (ii) he is the Vice President and Secretary of Expedition Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                      /s/ James Ndiaye
                                      -----------------------------------
                                      Name: James Ndiaye
                                      Title: Vice President and Secretary